UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 243631 20 7	Page 2 of 15 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 686,547

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 686,547

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
686,547

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
22.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 3 of 15 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 455,864

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 455,864

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
455,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
15.2%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 4 of 15 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,784

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,784

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 243631 20 7	Page 5 of 15 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 450,080

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 450,080

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
450,080

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
15.0%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 243631 20 7	Page 6 of 15 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 243631 20 7	Page 7 of 15 Pages

1.	Names of Reporting Persons. Suzanne and Robert Robotti Foundation, Incorporated
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 243631 20 7	Page 8 of 15 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 230,683

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 230,683

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
230,683

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.7%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 9 of 15 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 225,918

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 225,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
225,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.5%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 243631 20 7	Page 10 of 15 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 225,918

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 225,918

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
225,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.5%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 11 of 15 Pages

                 This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Suzanne and Robert Robotti Foundation, Incorporated ("Robotti Foundation"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Robotti Foundation, Wasiak, and RMC, the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti. Robotti Foundation, a Delaware corporation, is a charitable foundation.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

                 The address of each of the Reporting Persons other than Mr. Wasiak, RMC and RIC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's and RIC's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, Robotti Advisors and Robotti Foundation is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 12 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 5,784 shares of the Common Stock held by Robotti & Company is $33,792.97 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the working capital of its discretionary customers.

                      The aggregate purchase price of the 450,080 shares of the Common Stock held by Robotti Advisors is $2,374,577.48 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the working capital of its clients.

                      The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9578.93 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 225,918 shares of the Common Stock held by RIC is $1,447,101.59 (including brokerage fees and expenses).  All of the shares of Common Stock held by RIC were paid for using its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and restated to read as follows:

                 (a)-(j).  The shares of Common Stock have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except to the extent stated herein.

                The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                 As a matter of policy, from time to time, when a vacancy arises on the Board of Directors of a portfolio company in which the Reporting Persons' have an investment, the Reporting Persons may recommend one or more persons for the Board of Directors to consider to fill such vacant seat.

                 Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposal which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 13 of 15 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 23, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)	686,547	0	686,547	22.9%
ROBT (1)(2)(3)	455,864	0	455,864	15.2%
Robotti & Company (1)(2)	5,784	0	5,784	**
Robotti Advisors (1)(3)	450,080	0	450,080	15.0%
Suzanne Robotti	4,765	0	4,765	**
Robotti Foundation	4,765	0	4,765	**
Wasiak (1)(4)	230,683	0	230,683	7.7%
RMC (1)(4)	225,918	0	225,918	7.5%
RIC (1)(4)	225,918	0	225,918	7.5%

                     *  Based on 2,998,240 shares of Common Stock, Par Value $0.20 per share, outstanding as of November 14, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006.
                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person or any other person named or referenced in the Schedule 13D.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 5,784 shares of Common Stock owned by the discretionary customers of Robotti & Company and held for the benefit of such customers or held in customer or fiduciary accounts by Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 450,080 shares of Common Stock owned by the advisory clients of Robotti Advisors and held for the benefit of such clients or held in client or fiduciary accounts by Robotti & Company.
              (4) Each of Messrs. Robotti and Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.
              (5) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 225,918 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's shares of Common Stock within the past sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company, Robotti Advisors and RIC in the open market.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 14 of 15 Pages

Transactions in Shares Within the Past Sixty Days*

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

Robotti Advisors' Advisory Clients	01/25/2007	2,200	BUY	$7.2818
Robotti Advisors' Advisory Clients	01/26/2007	900	BUY	$7.30
Robotti Advisors' Advisory Clients	01/29/2007	4,000	BUY	$7.30
Robotti Advisors' Advisory Clients	01/30/2007	400	BUY	$7.3125
Robotti Advisors' Advisory Clients	02/02/2007	700	BUY	$7.4171
Robotti Advisors' Advisory Clients	02/05/2007	900	BUY	$7.4160
Robotti Advisors' Advisory Clients	02/06/2007	1,100	BUY	$7.4409
Robotti Advisors' Advisory Clients	02/08/2007	200	BUY	$7.45
Robotti Advisors' Advisory Clients	02/09/2007	3,200	BUY	$7.42
Robotti Advisors' Advisory Clients	02/12/2007	100	BUY	$7.41
Robotti Advisors' Advisory Clients	02/13/2007	1,900	BUY	$7.4589
Robotti Advisors' Advisory Clients	02/14/2007	850	BUY	$7.47
Robotti Advisors' Advisory Clients	02/14/2007	900	BUY	$7.4578
Robotti Advisors' Advisory Clients	02/15/2007	700	BUY	$7.46
Robotti Advisors' Advisory Clients	02/21/2007	500	BUY	$7.2180
Robotti Advisors' Advisory Clients	02/22/2007	700	BUY	$7.2043
Robotti Advisors' Advisory Clients	02/23/2007	850	BUY	$7.2000
Robotti Advisors' Advisory Clients	02/26/2007	700	BUY	$7.2357
Robotti Advisors' Advisory Clients	02/27/2007	44,900	BUY	$7.00
Robotti Advisors' Advisory Clients	03/02/2007	500	BUY	$6.92
Robotti & Company's Discretionary Customers	03/05/2007	300	BUY	$6.28
RIC	03/08/2007	500	BUY	$6.262
RIC	03/09/2007	300	BUY	$6.2833
Robotti Advisors' Advisory Clients	03/12/2007	1,000	BUY	$6.36
RIC	03/12/2007	1,200	BUY	$6.3938
Robotti Advisors' Advisory Clients	03/13/2007	1,400	BUY	$6.36
RIC	03/13/2007	1,000	BUY	$6.35
RIC	03/14/2007	5,000	BUY	$6.50
RIC	03/15/2007	200	BUY	$6.50
RIC	03/20/2007	400	BUY	$6.55

*In addition to the transactions listed, during the period one or more Advisory Clients requested the transfer from Robotti Advisors of a total of 850 shares of Common Stock.

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended to add the following:

                   Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists between the Reporting Persons and any other person that relates to the acquisition, disposition, voting or holding of any securities of the Issuer.

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	Robotti & Company, Incorporated	By:	Robotti & Company, Incorporated

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Kenneth R. Wasiak		/s/ Suzanne Robotti

	Kenneth R. Wasiak		Suzanne Robotti

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member